EXHIBIT 99.1

NewsRelease

Prince Rupert Gas Transmission Project Receives First
Two B.C. Oil & Gas Commission Construction Permits

VANCOUVER, BRITISH COLUMBIA - May 8, 2015 – TransCanada (TSX:TRP) (NYSE:TRP) (TransCanada) today announced it has received the first two permits from the British Columbia (BC) Oil & Gas Commission (OGC), approving construction for two sections of Prince Rupert Gas Transmission project (PRGT) along approximately 250 kilometres (km) (155 miles) of the route. The pipeline approvals are for sections that extend from 20 km (12.4 miles) northwest of Hudson’s Hope to approximately 50 km (30 miles) north of Fort St. James.

“Receiving these first two permits is very good news and represents another key milestone for our project,” said Dean Patry, president, PRGT. “Combined with our recently announced project agreements with certain First Nations communities that highlighted the economic benefits they would receive, the issuance of these permits demonstrates that TransCanada is listening and remains committed to participating in the development of the province's liquefied natural gas export industry in a safe and environmentally responsible manner.”

PRGT has applied for 11 OGC pipeline and facilities permits for the project. Along with the Environmental Assessment Certificate, issued to PRGT by the B.C. Environmental Assessment Office in November 2014, these permits provide the project with the authority to proceed with construction of the pipeline and related facilities.

Construction work, which includes right-of-way clearing, will not begin on these two sections before conditions of the permits are met and a final investment decision has been made by Pacific NorthWest LNG (PNW LNG). The permits for these two sections include approximately 70 conditions, which will govern implementation of the project, related to:
     ●   Notification and reporting
     ●   Heritage conservation
     ●   First Nations
     ●   Land clearing
     ●   Wildlife
     ●   Terrain stability
     ●   Stream crossings
     ●   Engineering

TransCanada is advancing the development of approximately $13 billion in natural gas projects in B.C. which will generate significant construction spending in the province plus taxation, jobs and other benefits. PRGT is engaging with Aboriginal groups across the pipeline right-of-way and to date has announced three long-term project agreements, with others expected to be announced in due course.

With more than 60 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated April 30, 2015 and 2014 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

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